Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
November 30, 2005



Office of International Corporate Finar
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since November 1, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B


RECEIVED
2005 DEC -7 P 2:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
November 30, 2005

A. JAPANESE LANGUAGE DOCUMENTS

(1) Semi-Annual Securities Report dated November 15, 2005 for the six-month period ended September 30, 2005 (A brief description in English is set forth in Annex B)

(2) Report on the Acquisition of Treasury Shares dated: November 11, 2005 (A brief description in English is set forth in Annex B)

(3) Interim Business Report for the six months ended September 30, 2005 (A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Semi-Annual Securities Report dated November 15, 2005 for the six-month period ended September 30, 2005

A semi-annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item*	**Six months ended 9/30/2005 (in billions)**	**Change compared to the six months ended 9/30/2004**
Net sales	¥483.0	3.0%
Operating income	¥63.0	1.0%
Net income	¥38.4	1.9%

*Note: All figures are based on generally accepted accounting principles in Japan.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for three years.

(2) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since November 1, 2005 include the following information:

i. November 11– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of October 31, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,397,514 of them.

(3) Interim Business Report for the six months ended September 30, 2005 (A brief description in English is set forth in Annex B)

Interim business report is sent to the shareholders as of the end of the first half of each fiscal year. It contains the information on interim financial results, Kao's future operational strategies and new products.

Interim business report is available on Kao's website at

http://www.kao.co.jp/corp/ir/i05/index.html.

Exhibit A-1

半期報告書

第１００期中

（自　平成17年４月１日
　至　平成17年９月30日）

花王株式会社

東京都中央区日本橋茅場町一丁目14番10号

（２６４００７）

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年11月15日
【中間会計期間】	第100期中（自　平成17年４月１日　至　平成17年９月30日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１（代表）
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１（代表）
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第98期中	第99期中	第100期中	第98期	第99期
会計期間		自平成15年４月１日 至平成15年９月30日	自平成16年４月１日 至平成16年９月30日	自平成17年４月１日 至平成17年９月30日	自平成15年４月１日 至平成16年３月31日	自平成16年４月１日 至平成17年３月31日
売上高	百万円	446,989	469,039	483,098	902,627	936,851
経常利益	〃	61,993	64,620	63,638	122,651	125,345
中間（当期）純利益	〃	31,944	37,761	38,486	65,358	72,180
純資産額	〃	408,783	450,018	479,285	427,756	448,249
総資産額	〃	708,574	712,918	726,341	723,891	688,973
１株当たり純資産額	円	752.07	812.63	880.98	782.14	821.47
１株当たり中間（当期）純利益	〃	57.87	68.51	70.75	119.06	131.16
潜在株式調整後１株当たり中間（当期）純利益	〃	55.42	67.01	70.56	113.98	129.69
自己資本比率	%	57.7	63.1	66.0	59.1	65.1
営業活動によるキャッシュ・フロー	百万円	52,011	59,130	64,695	117,928	109,567
投資活動によるキャッシュ・フロー	〃	△13,527	△31,030	△45,146	△37,348	△54,407
財務活動によるキャッシュ・フロー	〃	△41,910	△48,496	△15,413	△49,323	△90,657
現金及び現金同等物の中間期末（期末）残高	〃	75,491	85,907	75,511	107,151	70,409
従業員数 （外、平均臨時雇用者数）	人	19,539 (2,611)	19,248 (2,823)	19,501 (3,003)	19,330 (2,602)	19,143 (2,816)

（注）売上高には、消費税等は含まれておりません（以下も同様であります。）。

(2) 提出会社の経営指標等

回次		第98期中	第99期中	第100期中	第98期	第99期
会計期間		自平成15年4月1日 至平成15年9月30日	自平成16年4月1日 至平成16年9月30日	自平成17年4月1日 至平成17年9月30日	自平成15年4月1日 至平成16年3月31日	自平成16年4月1日 至平成17年3月31日
売上高	百万円	328,016	348,807	349,450	665,914	694,655
経常利益	〃	54,025	54,745	53,875	105,410	104,558
中間（当期）純利益	〃	31,351	34,006	35,414	61,011	62,518
資本金	〃	85,424	85,424	85,424	85,424	85,424
発行済株式総数	千株	599,443	574,443	549,443	599,443	549,443
純資産額	百万円	397,336	442,646	457,594	423,762	435,329
総資産額	〃	602,433	629,319	623,146	630,900	605,005
1株当たり純資産額	円	731.01	799.32	840.23	774.86	797.83
1株当たり中間（当期）純利益	〃	56.78	61.70	65.04	111.19	113.62
潜在株式調整後1株当たり中間（当期）純利益	〃	54.38	60.35	64.86	106.46	111.84
1株当たり中間(年間)配当額	〃	16.00	19.00	25.00	32.00	38.00
自己資本比率	%	66.0	70.3	73.4	67.2	72.0
従業員数	人	5,742	5,771	5,677	5,724	5,600

2【事業の内容】

当中間連結会計期間において、当社及び当社の関係会社が営む事業の内容について、重要な変更はありません。
また、主要な関係会社における異動もありません。

3【関係会社の状況】

当中間連結会計期間において、新たに設立、買収した主な会社は、次のとおりであります。

名称	住所	資本金	主要な事業内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心とした化粧品事業統轄	100.0	－	1	11,791	なし	なし
Molton Brown Limited	英国	千英ポンド 516	化粧品	※2 100.0 [100.0]	－	－	－	なし	なし

(注) 議決権の所有割合の［ ］内は、間接所有割合で内数であります。
※1は、特定子会社であります。
※2は、Kao Prestige Limitedの100%子会社であるMolton Brown Group Limitedが所有しております。

当中間連結会計期間において、新たに持分法適用関連会社になった主な会社は、次のとおりであります。

名称	住所	資本金	主要な事業内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
※1 ADM Kao LLC	アメリカ合衆国	千米ドル 52,000	家庭用製品	※2 50.0 [50.0]	－	1	－	なし	なし
昭和興産㈱	東京都港区	百万円 550	工業用製品	20.7	1			当社仕入商品の購入先及び当社製品の販売先	なし

(注) 議決権の所有割合の［ ］内は、間接所有割合で内数であります。
※1は、当中間連結会計期間において、連結子会社から関連会社になりました。
※2は、Kao Brands Companyが所有しております。

4【従業員の状況】

(1) 連結会社の状況

平成17年9月30日現在

事業の種類別セグメントの名称	従業員数（人）
家庭用製品事業	11,938 (1,541)
化粧品事業	3,206 (1,347)
工業用製品事業	3,090 (50)
全社（共通）	1,267 (65)
合計	19,501 (3,003)

（注）1．従業員数は就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。（ ）内は臨時雇用者数の当中間連結会計期間の平均人員であり、外数で記載しております。

2．臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

3．全社（共通）は、特定のセグメントに区分できない管理部門等の従業員数であります。

4．当中間連結会計期間より、「化粧品（ソフィーナ）事業」を「化粧品事業」に名称変更しております。

(2) 提出会社の状況

平成17年9月30日現在

従業員数（人）	5,677

（注）従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

(3) 労働組合の状況

一部の事業所には労働組合が組織されておりますが、労働組合との間に特記すべき事項はありません。

第2【事業の状況】

1【業績等の概要】

(1) 業績

当中間連結会計期間の日本経済は、個人消費の緩やかな増加や、企業収益の改善及び設備投資の増加など、民間需要に支えられて、緩やかに回復しています。また、世界経済も、米国やアジアを中心に着実に回復しています。しかし、原油価格の高止まりからくる国内外の経済への影響や、国内の定率減税の見直し議論などにより、個人消費は先行きに不透明感が残る状況です。このような環境の中で、当社グループは製品の高付加価値化を推進し、市場の活性化を図ってきました。

このような状況の下、当中間連結会計期間の売上高は、前年同期より14,058百万円増加し483,098百万円（前年同期比+3.0%）となりました。海外売上高の円安による換算為替差（－350百万円）の影響を除いた実質的な伸長率は2.9%でした。

国内事業の売り上げは1.6%の伸びとなりました。家庭用製品では、市場競争の影響を受けて、緩やかながらも販売価格の低下が続きましたが、高付加価値新製品の発売及び積極的なマーケティング活動による育成で、売り上げを拡大しました。工業用製品では、新規開発製品の伸長により堅調に推移しました。

一方、海外事業の売り上げは、構造改革と日本との一体運営に取り組んでいるアジアの家庭用製品では横ばいとなり、欧米家庭用製品と工業用製品は順調に推移し、8.0%の伸びとなりました。

売上原価は、前年同期の198,854百万円から6.0%増加し、210,722百万円となりました。売上原価率は、販売価格の下落や石油化学製品などの原料価格の上昇を、付加価値の高い新製品の上市や、継続して注力しているコストダウン活動などで吸収しきれず、1.2ポイント上昇して43.6%となりました。

販売費及び一般管理費は、前年同期に比べて0.8%、1,584百万円増加し、209,305百万円となりました。新製品の上市、既存品の育成や販売強化のための費用が増加しました。

これらの結果、営業利益は606百万円増加し63,070百万円（前年同期比－1.0%）となりました。

営業外損益は、前年同期の2,156百万円の収益（純額）から、567百万円の収益（純額）に減少しました。これは、主として持分法による投資損益が、前年同期の投資利益から投資損失に転じたことによるものです。

この結果、経常利益は63,638百万円（対前年同期△981百万円）となりました。

特別損益は、1,152百万円の損失（純額）となり、前年同期とほぼ横ばいに推移した結果、税金等調整前中間純利益は62,486百万円（対前年同期△1,121百万円）となりました。

税効果会計適用後の法人税等の負担率が、子会社の赤字額の減少や海外子会社の税率差などにより、前年同期の40.0%から37.4%に下がり、中間純利益は38,486百万円（対前年同期+725百万円）となりました。

1株当たり中間純利益は70.75円／株となり、前年同期の68.51円／株より3.3%増加しました。

（注）売上高には、消費税等は含まれておりません（以下も同様であります。）。

事業の種類別セグメントの業績

	売上高			営業利益		
	当中間連結会計期間（百万円）	前中間連結会計期間（百万円）	増減（百万円）	当中間連結会計期間（百万円）	前中間連結会計期間（百万円）	増減（百万円）
家庭用製品事業	353,102	346,586	6,515	47,330	47,758	△428
化粧品事業	39,307	39,339	△32	3,877	4,348	△470
工業用製品事業	103,842	96,591	7,250	11,707	10,259	1,448
小計	496,251	482,518	13,733	62,915	62,365	549
消去	△13,153	△13,478	324	155	98	56
合計	483,098	469,039	14,058	63,070	62,464	606

（注）当中間連結会計期間より、「化粧品（ソフィーナ）事業」を「化粧品事業」に名称変更しております。

（イ）家庭用製品事業

家庭用製品の売上高は、前年同期に対して1.9%増の353,102百万円となりました。国内事業は前年同期に対して1.4%の増加となり、海外事業は米州を中心に増加しました。営業利益は、日本での販売価格の低下と世界的な原材料価格の高騰の影響を受け、前年同期に対して428百万円減少の47,330百万円となりました。

［日本］

市場は、販売価格の下落傾向が緩やかながらも継続しており、主要製品の価格水準は前年同期に対して1ポイント程度下回る状況にあります。販売チャネルでは、ドラッグストアの伸長が続いています。こうした中で当社グループは、市場シェアの拡大を図るべく、基幹ブランドの一層の強化と新製品の発売、育成に努めました。また、マーケティングと販売が一体となったチェーンごと、エリアごとの活動を積極的に進め、市場の活性化を図りました。利益面では販売価格の低下や、原材料価格の上昇などの圧迫要因があり、販売数量の増加、コストダウン活動や費用の効率化に努めました。

（売上高の内訳）

	当中間連結会計期間（百万円）	前中間連結会計期間（百万円）	伸長率（%）
パーソナルケア製品	95,899	91,602	+4.7
ハウスホールド製品	120,644	118,488	+1.8
サニタリーほか製品	57,880	60,641	△4.6
計	274,424	270,731	+1.4

パーソナルケア製品の市場は、販売数量が伸びない中で競争が一層厳しくなりました。このような中、多様化する消費者ニーズに応えるため、シャンプー・リンスのカテゴリーでは、プレミアムブランド「アジエンス」に新しいトリートメント製品を加え、売り上げを伸ばしました。全身洗浄料は競合からの新製品投入が活発化しましたが、「ビオレu」は、素肌と同じ弱酸性での提案を継続してきたことが消費者の支持を得、またハンドウォッシュも好評を受けて、売り上げは伸長しました。以上の結果、パーソナルケア製品の売り上げは前年同期と比べて4.7%上回りました。

ハウスホールド製品の市場は、依然としてデフレ環境下で縮小傾向にあり、激しい市場競争が続きました。このような中、当社グループは基幹ブランドの高付加価値化に取り組みました。衣料用洗剤では、「液体アタック」の改良や、柔軟効果がある「ふんわりニュービーズ」の新発売などもあり、売り上げは伸長しました。また洗濯仕上剤では、漂白剤、糊剤、柔軟剤の各分野で新製品、改良品を上市しましたが、価格下落の影響を受け、売り上げは横ばいに推移しました。一方、緑茶の茶葉から取り出した消臭成分を配合した衣料用消臭剤「リセッシュ」や、手軽に床のワックスがけが出来るフロアワックス剤「クイックルワイパー ワックスコートシート」を新発売し、消費者に支持され市場の拡大とともに好調に推移しました。以上の結果、ハウスホールド製品の売り上げは前年同期と比べて1.8%上回りました。

サニタリーほか製品のうちサニタリー製品では、ベビー用紙おむつにおいて、基本性能の向上と、ブランド価値の増大を図るため、引き続き製品を改良しました。その結果、販売価格の下落が続いているなかで、売り上げは前年同期を上回りました。生理用品では「ロリエ エフ」が、着実に消費者の支持を得ており、またパンティライナー「ロリエ きれいスタイル」で市場を活性化し、売り上げを伸ばしました。大人用紙おむつ「リリーフ」も市場の拡大とともに、売り上げを伸長させています。

ヘルスケア製品では、消費者の健康意識の高まりを受けて、継続使用者の拡大に努めてきました。健康機能油の市場で高いシェアを維持している「エコナ」関連製品の売り上げは、市場への浸透も進み横ばいに推移しました。一方、お茶飲料「ヘルシア」は、烏龍茶を追加発売しましたが、一時期のカテキンブーム沈静により、継続飲用者が集約化された結果、売り上げは減少しました。以上の結果、サニタリーほか製品の売り上げは前年同期と比べて4.6%下回りました。

［アジア］

アジアの市場では、消費者の価値観の変化、競合各社との競争激化が続いており、また流通チャネルも大手チェーンに売り上げが集中してきております。このような環境の中で、当社グループは基幹ブランドへの経営資源の集中を図っています。また、日本を含めたアジア一体運営の構築に向けて取り組みを進めています。なお、ここ数年構造改革に取り組んだ中国では、成果が現れつつあり、売り上げは伸長しました。アジア全体ではヘアケア製品の売り上げは伸び悩みましたが、スキンケア製品、ハウスホールド製品、生理用品は堅調に推移しました。なお、タイで建設を進めておりました新工場は、逐次稼動を開始しております。以上の結果、売り上げは前年同期と比べほぼ横ばいの0.2%増となりました。

［欧米］

欧米市場では、競合との競争激化の中、当社グループはパーソナルケア製品事業に特化し、製品の高付加価値化を図ってきました。米国の花王ブランズ社では、スキンケアブランド「ジャーゲンズ」に、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」を新発売し、売り上げを大幅に伸ばしました。ヘアケアでは、髪色別の製品提案に他社も参入してきましたが、「ジョン・フリーダ」では美しい赤い髪を守る「ラディアント・レッド」を新発売し、順調に推移しました。またKPSS―花王プロフェッショナル・サロン・サービシーズ社では、新製品の投入を積極的に行いましたが、横ばいに推移しました。以上の結果、売り上げは前年同期と比べて5.6%増加しました。

（ロ）化粧品事業

国内プレステージ化粧品市場は、依然、全体的に縮小傾向にあります。その中で、当社グループは消費者の意識と購買行動、流通チャネルの変化に対応した商品力の強化に取り組みました。百貨店では「エスト」ブランドをさらに強化する活動を行い、総合スーパーやドラッグストアチャネルでは、昨年秋に新発売した「アルブラン」ブランドのカウンセリングを充実させてまいりました。また、「ソフィーナ」ブランドでは「大人の毛穴ケア ひきしめエッセンス」や「ベリーベリー 毛穴クリア パーフェクトムース」を新発売しました。

さらに海外では本年7月に、高級化粧品ブランドの英国モルトン・ブラウン社を買収しました。お互いの強みを生かしてシナジー効果を発揮し、化粧品事業のグローバルな展開を加速できるものと期待しております。なお、モルトン・ブラウン社は、下半期から連結業績に反映されます。以上の結果、売上高は前年同期と横ばいの39,307百万円（前年同期比△0.1%）、営業利益は、前年同期に対して470百万円減少の3,877百万円となりました。

（ハ）工業用製品事業

国内においては、引き続き景気は回復基調にあり、企業収益の改善や設備投資の増加が見られるものの、原油価格の高騰が、米国経済はじめ世界経済に影響を及ぼす懸念があります。このような中で、コア分野である油脂、機能材料及びスペシャルティケミカルズを中心に事業拡大に努めました。その結果、売上高は103,842百万円（前年同期比＋7.5%、為替の変動の影響を除く実質伸長率＋7.1%）となりました。一方、営業利益は、石油化学原料の高騰の影響を受けましたが、高付加価値製品の販売数量増加やコストダウンにより、前年同期を1,448百万円上回る11,707百万円となりました。

［日本］

国内では、油脂事業や機能材料事業で、既存品が伸び悩みましたが、一方で、対象業界のさまざまな分野における、多様なニーズに応えた新規開発製品が伸長しました。トナー・トナーバインダーや、インクジェットプリンターインク用色材などのスペシャルティケミカルズ事業は、各製品の特長が顧客に受け入れられ、生産設備対応を進めた結果、当中間連結会計期間も順調に伸長しました。以上の結果、売上高は前年同期を3.7%上回りました。

［アジア］

マレーシア及びフィリピンで製造している油脂アルコール製品は、製品の安定供給と品質の高さが評価され、また、グローバルに拡充に努めた結果、売り上げを増加させました。タイを中心とするアセアン諸国の界面活性剤も順調に推移しました。以上の結果、売上高は前年同期を9.1%上回りました。

［欧米］

米国で能力増強投資を行ったトナー・トナーバインダー事業は、日本、米国及び欧州の三極でのグローバルな事業運営体制を一層強化し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤が売り上げを伸ばしました。以上の結果、売上高は前年同期と比べて13.9%増加しました。

所在地別セグメントの業績

	売上高			営業利益		
	当中間連結会計期間（百万円）	前中間連結会計期間（百万円）	増減（百万円）	当中間連結会計期間（百万円）	前中間連結会計期間（百万円）	増減（百万円）
日本	358,695	352,975	5,720	54,913	55,929	△1,015
アジア	52,710	50,315	2,395	3,604	1,527	2,076
米州	46,102	40,957	5,145	2,731	2,703	27
欧州	49,646	46,225	3,421	2,534	2,309	225
小計	507,155	490,473	16,682	63,784	62,469	1,314
消去	△24,057	△21,433	△2,623	△713	△5	△707
合計	483,098	469,039	14,058	63,070	62,464	606

(イ) 日本

国内の会社の売上高は、セグメント間の内部売上高を含めて358,695百万円となり、前年同期を1.6%上回りました。営業利益は、新製品の発売による販売数量の増加やコストダウン活動に努めたものの、販売価格の下落や原料価格の上昇などの影響により、前年同期に比べ1.8%減少し、54,913百万円となりました。

(ロ) アジア

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて52,710百万円となり、前年同期を4.8%上回りました（為替の変動の影響を除く実質伸長率−5.7%）。営業利益は、工業用製品において、マレーシア及びフィリピンで製造している油脂アルコール製品が売上増加に寄与したことなどにより、前年同期に比べて135.9%増加し、3,604百万円となりました。

(ハ) 米州

米州の会社の売上高は、セグメント間の内部売上高を含め46,102百万円となり、前年同期を12.6%上回りました（為替の変動の影響を除く実質伸長率＋13.3%）。家庭用製品事業においてプレミアム・ヘアケアブランドの新製品投入により売り上げが増加した一方で、マーケティング活動の費用も増加しました。その結果、営業利益は、前年同期に比べて1.0%増加の2,731百万円となりました。

(ニ) 欧州

欧州の会社の売上高は、セグメント間の内部売上高を含め49,646百万円となり、前年同期を7.4%上回りました（為替の変動の影響を除く実質伸長率＋5.0%）。営業利益は、主にヘアサロン向けヘアケア事業での新製品投入の効果もあり、前年同期に比べて9.8%増加の2,534百万円となりました。

(2) キャッシュ・フロー

当中間連結会計期間における現金及び現金同等物（以下「資金」という。）は、営業活動による収入と、有形固定資産の取得やモルトン・ブラウン社の買収などの投資活動による支出の差額では、19,518百万円の余剰（前年同期は28,100百万円の余剰）となり、自己株式の市場買付や配当金の支払いなどの財務活動による支出を上回り、前連結会計年度末に比べ、5,102百万円増加の75,511百万円となりました。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間において営業活動によって得られた資金は、64,695百万円（前年同期は59,130百万円）となりました。税金等調整前中間純利益は62,486百万円（前年同期は63,607百万円）となり、減価償却費は27,640百万円（同27,239百万円）となりました。一方、法人税等の支払いが20,611百万円（前年同期は19,967百万円）であったほか、企業年金基金への拠出による退職給付引当金の減少6,585百万円（同6,265百万円の減少）などの資金の減少がありました。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間において投資活動に使用された資金は、45,146百万円（前年同期は31,030百万円）となりました。これは主に、国内外の新製品対応の設備投資などによる有形固定資産の取得22,216百万円（前年同期は26,669百万円）や、モルトン・ブラウン社買収に伴う支出31,656百万円があったほか、有価証券と投資有価証券の償還及び売却による収入14,031百万円（同3,553百万円）があったことによるものであります。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間において財務活動の結果使用された資金は、15,413百万円（前年同期は48,496百万円）となりました。これは、配当金の支払い10,945百万円（前年同期は10,071百万円）と自己株式の取得による支出5,517百万円（同41,089百万円）が主なものであります。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日) (百万円)	前年同期比（%）
家庭用製品事業	300,832	+4.3
化粧品事業	36,992	△6.0
工業用製品事業	87,170	+6.2
消去	△13,759	
合計	411,235	+3.9

(注) １．金額は売価換算値で表示しております。

２．上記の金額には、消費税等は含まれておりません。

３．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当中間連結会計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日) (百万円)	前年同期比（%）
家庭用製品事業		
パーソナルケア製品	95,899	+4.7
ハウスホールド製品	120,644	+1.8
サニタリーほか製品	57,880	△4.6
日本計	274,424	+1.4
アジア	26,911	+0.2
欧米	55,265	+5.6
内部売上消去等	△3,499	−
計	353,102	+1.9
化粧品事業	39,307	△0.1
工業用製品事業		
日本	56,660	+3.7
アジア	25,754	+9.1
欧米	36,237	+13.9
内部売上消去等	△14,810	
計	103,842	+7.5
合計	496,251	+2.8
消去	△13,153	
連結売上高	483,098	+3.0

(注) 上記の金額には、消費税等は含まれておりません。

3【対処すべき課題】

当中間連結会計期間において、当社グループ（当社及び連結子会社）が対処すべき課題について、重要な変更はありません。

4【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した重要な契約は次のとおりであります。

株式売買契約

当社は、英国新設子会社である花王プレステージ社を通じて、スキンケア、ヘアケア、バス・ボディケア等の製品の製造・販売を行う高級化粧品ブランドのモルトン・ブラウン社の全株式を英国の投資会社ブリッジポイント・キャピタル社ほかから取得する契約を平成17年７月15日に締結しました。

5【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、基盤技術の深化に努め、積極的な研究開発活動を行っております。

現在、当社では商品開発研究所（７研究所）と基盤技術研究所（７研究所）において、それぞれの機能を最大限に発揮し、海外の研究所とも密接に連携を取りながら一体運営しております。グループ全体で、約2,000名が研究開発業務に携わっております。

当中間連結会計期間におけるグループ全体の研究開発費は、19,965百万円（売上高比4.1%）であり、主な成果は、下記のとおりであります。

(1) 家庭用製品事業

〔日本〕

パーソナルケア製品では、新開発の蒸気が出る温熱シートを応用し、約40℃の快適温度が５時間以上続き、筋肉の痛みやこり、胃腸の不調、疲労回復に、温める医療機器「めぐりズム　蒸気温熱パワー」（一般医療機器）を開発しました。また、ヘアスタイリング剤の「リーゼ」より、浸透美髪エッセンス（補修スタイリング成分）を配合し、髪の状態を整えながらスタイリングすることで、ツヤのある美しいヘアスタイルが実現する「リーゼ　サプライ」シリーズを新発売しました。

ハウスホールド製品では、緑茶から取り出した消臭成分がしっかりはたらいて高い消臭効果を発揮し、除菌のできる新しい衣類・布製品用消臭剤「リセッシュ」を新発売しました。また、すすいだ瞬間に、汚れ落ちを指先と音で“キュキュッ”と実感できる食器用洗剤「ファミリー　キュキュット」に、クエン酸の効果で食器からシンクまでピカピカに洗える新食器用洗剤「ファミリー　キュキュット　クエン酸効果」を追加新発売しました。

サニタリー製品では、元気に歩く、またはもうすぐ歩ける赤ちゃんのために、“歩きやすい”ことに注目したはじめてのパンツ型紙おむつ「メリーズパンツ　のびのびウォーカー」を、また、デリケートな肌のために、通気性と肌ざわりにこだわったテープ型紙おむつ「メリーズ　さらさらエアスルー」を新発売しました。生理用品では、生理時に女性が抱える肌ストレスからの開放を目指した生理用ナプキン「ロリエ　エフ」に加えて、生理期間だけでなく、毎日のデリケートエリアの肌環境を快適に保つ初めてのパンティライナーとして、エフ独自の表面材（Fファイバー）を応用した「ロリエ　エフ　パンティライナー」を開発しました。ペット関連製品では、体の中で代謝されやすい脂質ジアシルグリセロール（ＤＡＧ）を採用し、体脂肪から愛犬の健康を考えたペットフード「Healthlab　ヘルスラボ」を開発しました。

〔海外〕

ヘアケア製品では、花王の美髪技術を、欧米の「ジョン・フリーダ」ブランド、アジアの「シフォネ」ブランドの製品への応用展開を進めています。アジアのスキンケア製品では、新製剤化技術の応用開発に取り組んでいます。米国では、肌を淡い小麦色に染める機能を付与した新しいボディケア製品「ナチュラル・グロー」を花王ブランズ社から発売しました。

当事業に係る研究開発費は、13,495百万円であります。

(2) 化粧品事業

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化及び展開を進めています。

ほおの毛穴の開きが気になる大人の肌のための美容液「ソフィーナ　大人の毛穴ケア　ひきしめエッセンス」を新発売しました。また、鼻の毛穴の黒ずみが気になる若い肌に、新しい美容液「ベリーベリー　毛穴クリアパーフェクトムース」を発売しました。

当事業に係る研究開発費は、2,418百万円であります。

(3) 工業用製品事業

油脂、界面活性剤、機能性高分子等における研究開発の成果をさらに深化させ、産業界の発展に寄与する工業用製品の研究開発を行っております。

情報材料及び機能材料の分野では、顧客のニーズにマッチした、高性能ポリエステル系トナー及びインクジェットプリンターインク用色材、優れた特性をもつ電子部品用洗浄剤、コンクリート用高性能減水剤などの研究開発をさらに進めました。

当事業に係る研究開発費は、4,051百万円であります。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画中であった重要な設備の新設、拡充のうち完了したものは、次のとおりであります。

会社名 事業所名	所在地	設備の内容	金額（百万円）	完了年月
当社和歌山工場ほか	和歌山県和歌山市ほか	家庭用製品生産設備増強及び合理化	2,005	平成17年４月～９月
当社鹿島工場及び和歌山工場ほか	茨城県神栖市及び和歌山県和歌山市ほか	工業用製品生産設備増強及び合理化	2,158	平成17年４月～９月
当社栃木研究所ほか	栃木県芳賀郡市貝町ほか	研究開発施設拡充	888	平成17年４月～９月
当社川崎ロジスティクスセンターほか	川崎市川崎区ほか	家庭用製品物流設備拡充及び整備	993	平成17年４月～９月
Kao Industrial (Thailand) Co., Ltd. 新工場	タイ（バンコク近郊）	家庭用製品及び工業用製品生産設備、研究開発施設	7,670	平成17年３月～６月

（注）金額には、消費税等は含まれておりません。

第４【提出会社の状況】

１【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

平成17年９月30日現在

種類	会社が発行する株式の総数（株）
普通株式	1,000,000,000
計	1,000,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数（株）（平成17年９月30日）	提出日現在発行数（株）（平成17年11月15日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所（市場第一部）	－
計	549,443,701	549,443,701		

(2) 【新株予約権等の状況】

商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年６月27日定時株主総会決議

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
新株予約権の数（個）	466	466
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	466,000	466,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年７月１日 至　平成21年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,955 資本組入額　1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成15年６月27日定時株主総会決議

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
新株予約権の数（個）	981	956
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	981,000	956,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自　平成17年７月１日 至　平成22年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,372 資本組入額　1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成16年６月29日定時株主総会決議

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
新株予約権の数（個）	1,151	1,151
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,151,000	1,151,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自　平成18年７月１日 至　平成23年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,695 資本組入額　1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成17年６月29日定時株主総会決議

	中間会計期間末現在 （平成17年９月30日）	提出日の前月末現在 （平成17年10月31日）
新株予約権の数（個）	1,167	1,167
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,167,000	1,167,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,685 資本組入額　1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

（注）新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、退職等の理由により当社に返還され、当社が放棄した新株予約権の数及び新株予約権の目的となる株式の数をそれぞれ減じております。

旧商法第341条ノ２の規定に基づき発行した転換社債は、次のとおりであります。

銘柄 （発行年月日）	中間会計期間末現在 （平成17年９月30日）			提出日の前月末現在 （平成17年10月31日）		
	残高 （百万円）	転換価格 （円　銭）	資本組入額 （円/株）	残高 （百万円）	転換価格 （円　銭）	資本組入額 （円/株）
第７回無担保転換社債 （平成８年12月13日）	1,068	1,333.00	667	1,004	1,333.00	667

(3)【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数 （千株）	発行済株式総数残高 （千株）	資本金増減額 （百万円）	資本金残高 （百万円）	資本準備金増減額 （百万円）	資本準備金残高 （百万円）
平成17年９月30日	－	549,443	－	85,424	－	108,888

(4)【大株主の状況】

平成17年９月30日現在

氏名又は名称	住所	所有株式数 （千株）	発行済株式総数に対する所有株式数の割合（%）
モックスレイ・アンド・カンパニー （常任代理人　株式会社三井住友銀行）	270 PARK AVENUE NEW YORK, NY 10017 2070 U.S.A. （東京都千代田区丸の内１－３－２）	28,793	5.24
ステート　ストリート　バンク　アンド　トラスト　カンパニー　505103 （常任代理人　株式会社みずほコーポレート銀行）	P.O.BOX 351 BOSTON, MA 02101 U.S.A. （東京都中央区日本橋兜町６－７）	27,985	5.09
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11	25,433	4.62
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３	20,700	3.76
東京海上日動火災保険株式会社	東京都千代田区丸の内１－２－１	17,402	3.16
全国共済農業協同組合連合会	東京都千代田区平河町２－７－９	16,246	2.95
日本生命保険相互会社	東京都千代田区丸の内１－６－６	15,200	2.76
野村證券株式会社	東京都中央区日本橋１－９－１	12,735	2.31
メロン　バンク　エヌエー　アズ　エージェント　フォー　イッツ　クライアント　メロン　オムニバス　ユーエス　ペンション （常任代理人　香港上海銀行）	ONE BOSTON PLACE BOSTON, MA 02108 U.S.A. （東京都中央区日本橋３－11－１）	12,176	2.21
ビー・エヌ・ピー・パリバ・セキュリティーズ（ジャパン）　リミテッド （ビーエヌピーパリバ証券会社）	東京都千代田区大手町１－７－２	8,898	1.61
計		185,569	33.77

（注）１．上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

２．モルガン・スタンレー・ジャパン・リミテッドから平成17年７月12日付で大量保有報告書に係る変更報告書の提出があり、平成17年６月30日現在で以下の株券等を保有している旨の報告を受けておりますが、当社として当中間会計期間末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

なお、同変更報告書の内容は以下のとおりであります。

氏名又は名称	住所	保有株券等の数 （千株）	株券等保有割合 （%）
モルガン・スタンレー・ジャパン・リミテッドほか11社	ケイマン諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート、ユグランドハウス私書箱309号ほか	34,347	6.25

(5) 【議決権の状況】

① 【発行済株式】

平成17年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　4,836,000	－	－
完全議決権株式（その他）（注）	普通株式　538,221,000	538,184	－
単元未満株式	普通株式　6,386,701	－	１単元（1,000株）未満の株式
発行済株式総数	549,443,701	－	－
総株主の議決権	－	538,184	－

（注）　完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が37,000株含まれておりますが、議決権の数の欄には同機構名義の議決権37個は含まれておりません。

② 【自己株式等】

平成17年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式） 花王株式会社	東京都中央区日本橋茅場町１－14－10	4,836,000	-	4,836,000	0.88
計	－	4,836,000	－	4,836,000	0.88

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成17年４月	５月	６月	７月	８月	９月
最高（円）	2,490	2,550	2,650	2,730	2,685	2,990
最低（円）	2,300	2,400	2,490	2,550	2,540	2,660

（注）最高・最低株価は東京証券取引所（市場第一部）におけるものであります。

３【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までの役員の異動は、次のとおりであります。

役職の異動

新役名及び職名	旧役名及び職名	氏名	異動年月日
代表取締役　常務執行役員 家庭品事業部門統括 消費者相談センター担当 花王プロフェッショナル・サービス事担当	代表取締役　常務執行役員 家庭品事業部門統括 花王プロフェッショナル・サービス事担当	香川　尊彦	平成17年10月１日
取締役　執行役員 法務・コンプライアンス部門統括 コーポレートコミュニケーション部門統括	取締役　執行役員 法務・コンプライアンス部門統括 コーポレートコミュニケーション部門統括 消費者交流部門統括	中川　俊一	平成17年10月１日
取締役　執行役員 サニタリー事業本部長 ＭＫ開発センター長	取締役　執行役員 サニタリー事業本部長	神田　博至	平成17年10月１日

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自平成16年４月１日　至平成16年９月30日）及び当中間連結会計期間（自平成17年４月１日　至平成17年９月30日）の中間連結財務諸表並びに前中間会計期間（自平成16年４月１日　至平成16年９月30日）及び当中間会計期間（自平成17年４月１日　至平成17年９月30日）の中間財務諸表について、監査法人トーマツにより中間監査を受けております。

１【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末 （平成16年９月30日）			当中間連結会計期間末 （平成17年９月30日）			前連結会計年度の 要約連結貸借対照表 （平成17年３月31日）		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
（資産の部）										
Ⅰ　流動資産										
１．現金及び預金	※１		53,457			54,141			32,026	
２．受取手形及び売掛金	※１		101,833			105,947			103,586	
３．有価証券			38,563			24,370			40,383	
４．たな卸資産			79,022			89,151			81,781	
５．繰延税金資産			13,281			14,045			14,559	
６．その他			14,753			19,098			18,985	
７．貸倒引当金			△1,811			△1,972			△2,141	
流動資産合計			299,100	42.0		304,782	42.0		289,180	42.0
Ⅱ　固定資産										
(1) 有形固定資産	※１									
１．建物及び構築物		288,495			295,299			290,847		
減価償却累計額		196,763	91,731		205,302	89,996		200,930	89,916	
２．機械装置及び運搬具		589,018			592,884			587,132		
減価償却累計額		506,618	82,369		512,015	80,869		506,988	80,144	
３．工具、器具及び備品		63,490			66,048			62,856		
減価償却累計額		54,819	8,670		55,229	10,819		53,617	9,239	
４．土地			63,564			62,063			62,523	
５．建設仮勘定			18,340			18,083			18,400	
有形固定資産合計			264,676	37.1		261,833	36.0		260,223	37.8
(2) 無形固定資産										
１．営業権			29,045			57,246			26,010	
２．商標権			47,900			40,723			44,348	
３．その他			16,881			14,610			15,863	
無形固定資産合計			93,827	13.2		112,580	15.5		86,222	12.5
(3) 投資その他の資産										
１．投資有価証券			22,880			16,811			22,437	
２．長期貸付金			627			285			275	
３．繰延税金資産			18,212			14,680			16,924	
４．その他			13,724			15,420			13,788	
５．貸倒引当金			△210			△173			△209	
投資その他の資産合計			55,235	7.7		47,023	6.5		53,217	7.7
固定資産合計			413,739	58.0		421,437	58.0		399,662	58.0
Ⅲ　繰延資産			79	0.0		121	0.0		130	0.0
資産合計			712,918	100.0		726,341	100.0		688,973	100.0

区分	注記番号	前中間連結会計期間末（平成16年９月30日）金額（百万円）		構成比(%)	当中間連結会計期間末（平成17年９月30日）金額（百万円）		構成比(%)	前連結会計年度の要約連結貸借対照表（平成17年３月31日）金額（百万円）		構成比(%)
（負債の部）										
Ⅰ　流動負債										
１．支払手形及び買掛金			74,460			76,192			70,993	
２．短期借入金	※１		19,720			19,739			18,604	
３．一年以内に償還予定の転換社債						1,068			2,596	
４．一年以内に返済予定の長期借入金	※１		85			711			91	
５．未払金			21,725			20,017			19,139	
６．未払費用			65,382			67,330			63,233	
７．未払法人税等			21,262			20,087			19,665	
８．その他			16,607			16,512			17,217	
流動負債合計			219,244	30.8		221,660	30.5		211,541	30.7
Ⅱ　固定負債										
１．転換社債			7,874			—			—	
２．長期借入金	※１		1,423			735			1,426	
３．退職給付引当金			16,857			3,677			10,211	
４．役員退職慰労引当金			180			180			180	
５．その他			9,627			13,269			9,960	
固定負債合計			35,962	5.0		17,862	2.5		21,768	3.1
負債合計			255,207	35.8		239,522	33.0		233,310	33.8
（少数株主持分）										
少数株主持分			7,692	1.1		7,533	1.0		7,413	1.1
（資本の部）										
Ⅰ　資本金			85,424	12.0		85,424	11.8		85,424	12.4
Ⅱ　資本剰余金			109,561	15.3		109,561	15.1		109,561	15.9
Ⅲ　利益剰余金			344,310	48.3		327,872	45.1		299,345	43.5
Ⅳ　その他有価証券評価差額金			3,438	0.5		4,850	0.7		3,533	0.5
Ⅴ　為替換算調整勘定			△39,091	△5.5		△36,011	△5.0		△39,765	△5.8
Ⅵ　自己株式			△53,624	△7.5		△12,381	△1.7		△9,850	△1.4
資本合計			450,018	63.1		479,285	66.0		448,249	65.1
負債、少数株主持分及び資本合計			712,918	100.0		726,341	100.0		688,973	100.0

②【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）金額（百万円）		百分比(%)	当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）金額（百万円）		百分比(%)	前連結会計年度の要約連結損益計算書（自　平成16年４月１日　至　平成17年３月31日）金額（百万円）		百分比(%)
Ⅰ　売上高			469,039	100.0		483,098	100.0		936,851	100.0
Ⅱ　売上原価			198,854	42.4		210,722	43.6		404,803	43.2
売上総利益			270,185	57.6		272,376	56.4		532,047	56.8
Ⅲ　販売費及び一般管理費	※１		207,721	44.3		209,305	43.3		410,668	43.8
営業利益			62,464	13.3		63,070	13.1		121,379	13.0
Ⅳ　営業外収益										
１．受取利息		335			453			701		
２．受取配当金		102			63			201		
３．持分法による投資利益		1,018			—			1,216		
４．受取経営指導料					219					
５．為替差益		47			—			591		
６．その他		1,456	2,960	0.7	1,234	1,970	0.4	2,997	5,709	0.6
Ⅴ　営業外費用										
１．支払利息		475			469			933		
２．持分法による投資損失		—			173			—		
３．為替差損		—			504			—		
４．その他		328	803	0.2	254	1,402	0.3	809	1,743	0.2
経常利益			64,620	13.8		63,638	13.2		125,345	13.4
Ⅵ　特別利益										
１．固定資産売却益	※２	205			161			353		
２．投資有価証券売却益		308			74			1,183		
３．貸倒引当金戻入額		100			—			—		
４．その他		49	664	0.1	55	290	0.0	76	1,613	0.2
Ⅶ　特別損失										
１．固定資産除売却損	※３	1,339			1,009			4,043		
２．その他	※４	337	1,677	0.3	432	1,442	0.3	3,261	7,305	0.8
税金等調整前中間（当期）純利益			63,607	13.6		62,486	12.9		119,653	12.8
法人税、住民税及び事業税		21,705			20,539			42,845		
法人税等調整額		3,708	25,413	5.4	2,831	23,370	4.8	4,272	47,118	5.1
少数株主利益(減算)			433	0.1		628	0.1		355	0.0
中間（当期）純利益			37,761	8.1		38,486	8.0		72,180	7.7

③【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日) 金額（百万円）		当中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日) 金額（百万円）		前連結会計年度の連結剰余金計算書 (自　平成16年4月1日 至　平成17年3月31日) 金額（百万円）	
(資本剰余金の部)							
Ⅰ　資本剰余金期首残高			108,888		109,561		108,888
Ⅱ　資本剰余金増加高							
株式交換による増加高		672	672	—	—	672	672
Ⅲ　資本剰余金中間期末（期末）残高			109,561		109,561		109,561
(利益剰余金の部)							
Ⅰ　利益剰余金期首残高			399,889		299,345		399,889
Ⅱ　利益剰余金増加高							
1．中間（当期）純利益		37,761		38,486		72,180	
2．連結会社等の増加による増加高		—	37,761	1,847	40,334	42	72,222
Ⅲ　利益剰余金減少高							
1．配当金		8,747		10,354		19,269	
2．役員賞与		122		91		122	
3．自己株式消却額		63,750		—		127,775	
4．自己株式処分差損		20,719	93,340	1,361	11,808	25,598	172,766
Ⅳ　利益剰余金中間期末（期末）残高			344,310		327,872		299,345

④【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日) 金額（百万円）	当中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日) 金額（百万円）	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成16年4月1日 至　平成17年3月31日) 金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益		63,607	62,486	119,653
減価償却費		27,239	27,640	56,793
固定資産除売却損益（利益：△）		1,133	848	3,689
受取利息及び受取配当金		△437	△516	△903
支払利息		475	469	933
為替差損益（差益：△）		236	861	△239
持分法による投資損益（利益：△）		△1,018	173	△1,216
売上債権の増減額（増加：△）		△4,310	△602	△5,922
たな卸資産の増減額（増加：△）		△7,468	△5,277	△9,781
仕入債務の増減額（減少：△）		5,742	4,019	2,636
退職給付引当金の増減額（減少：△）		△6,265	△6,585	△13,009
その他		△7	396	△1,487
小計		78,928	83,916	151,146
利息及び配当金の受取額		630	1,856	1,956
利息の支払額		△460	△465	△912
法人税等の支払額		△19,967	△20,611	△42,623
営業活動によるキャッシュ・フロー		59,130	64,695	109,567
Ⅱ　投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△5,999	△2,999	△11,999
有価証券の償還による収入		3,057	6,000	9,171
有形固定資産の取得による支出		△26,669	△22,216	△50,771
有形固定資産の売却による収入		546	664	2,434
無形固定資産の取得による支出		△2,812	△1,380	△3,979
投資有価証券の取得による支出		△13	△17	△26
投資有価証券の償還及び売却による収入		496	8,031	1,691
新規連結子会社買収に伴う支出		—	△31,656	—
長期貸付による支出		△600	△428	△1,131
その他資産の増減額（増加：△）		964	△1,144	201
投資活動によるキャッシュ・フロー		△31,030	△45,146	△54,407
Ⅲ　財務活動によるキャッシュ・フロー				
短期借入金の純増減額（減少：△）		2,249	813	402
長期借入による収入		—	85	78
長期借入金の返済による支出		△32	△122	△172
少数株主の増資引受による収入		162	—	837
自己株式の取得による支出		△41,089	△5,517	△71,632
配当金の支払額		△8,739	△10,354	△19,269
少数株主への配当金の支払額		△1,332	△590	△1,332
その他		285	273	420
財務活動によるキャッシュ・フロー		△48,496	△15,413	△90,657
Ⅳ　現金及び現金同等物に係る換算差額		△848	1,055	△1,246
Ⅴ　現金及び現金同等物の増減額（減少：△）		△21,243	5,190	△36,742
Ⅵ　現金及び現金同等物の期首残高		107,151	70,409	107,151
Ⅶ　新規連結に伴う現金及び現金同等物の増加額		—	760	0
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		—	△848	—
Ⅸ　現金及び現金同等物の中間期末（期末）残高	※1	85,907	75,511	70,409

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	前連結会計年度 (自 平成16年4月1日 至 平成17年3月31日)
1．連結の範囲に関する事項 連結子会社………76社 会社名： 花王化粧品販売㈱、 花王クェーカー㈱、花王販売㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Chemicals Americas Corporation、 KPSS - Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 その他 63社 なお、平成16年9月付けで The Andrew Jergens Companyを Kao Brands Companyに社名変更しております。 (除外) ・当中間連結会計期間において清算中の子会社3社 Kao (S) 2003 Private Limited、 John Frieda GmbH、 John Frieda Professional Hair Care, Inc. (Kao Brands Company に統合) 非連結子会社……14社 会社名： ㈱消費生活研究所、 花王クリーン アンド ビューティ㈱、 花王システム物流㈱、 花王インフォネットワーク㈱、 Crescent Insurance Pte. Ltd.、 その他9社（内、持分法適用非連結子会社3社） なお、非連結子会社14社の合計の総資産、売上高、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社………87社 会社名： 花王化粧品販売㈱、 花王クェーカー㈱、 花王販売㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Specialties Americas LLC、 KPSS Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 Molton Brown Limited、 その他 72社 (新規) ・当中間連結会計期間において新たに買収した子会社9社 Molton Brown Limited 他8社 ・当中間連結会計期間において新たに設立した子会社2社 Kao Prestige Limited、 KMS Global Marketing LLC ・前連結会計年度において新たに設立した子会社2社 花王(中国)研究開発中心有限公司、 Kao Brands Australia Pty Limited (除外) ・当中間連結会計期間において関連会社になったため持分法適用会社に含めた1社 ADM Kao LLC ・事業再編により吸収合併された2社 Goldwell Cosmetics (USA) Inc.、 Goldwell/KMS West LLC 非連結子会社……11社 会社名： ㈱消費生活研究所、 花王システム物流㈱、 花王インフォネットワーク㈱、 Crescent Insurance Pte. Ltd.、 その他7社 なお、非連結子会社11社の合計の総資産、売上高、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社………77社 (新規) ・事業再編により重要性が増加したことから当連結会計年度より連結子会社に含めた1社 花王プロフェッショナル・サービス㈱ (除外) ・当連結会計年度において清算した2社 John Frieda GmbH、 John Frieda Professional Hair Care, Inc. (Kao Brands Company に統合) ・当連結会計年度において清算中の1社 Kao (S) 2003 Private Limited 主要な連結子会社名は、「第1 企業の概況 4関係会社の状況」に記載しております。 非連結子会社……13社 会社名： ㈱消費生活研究所、 花王システム物流㈱、 花王インフォネットワーク㈱、 Crescent Insurance Pte. Ltd.、 その他9社（内、持分法適用非連結子会社3社） なお、非連結子会社13社の合計の総資産、売上高、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	前連結会計年度 (自 平成16年4月1日 至 平成17年3月31日)
2．持分法の適用に関する事項 持分法適用非連結子会社……3社 会社名： 花王商事㈱、ニコー製紙㈱、 花王ロジスティクス㈱ 持分法適用関連会社…………7社 会社名： ニベア花王㈱、伊野紙㈱、 Kao (Malaysia) Sdn. Bhd.、 Misamis Oriental Land Development Corporation、 その他3社 (除外) ・当中間連結会計期間において清算中の1社 Kao Trading (Malaysia) Sdn. Bhd. 持分法非適用関連会社……6社 会社名： 昭和興産㈱、木島可塑剤㈱、 その他4社 なお、持分法を適用していない非連結子会社11社及び関連会社6社の合計の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……10社 会社名： 花王商事㈱、ニコー製紙㈱、 花王ロジスティクス㈱、 その他7社 (新規) ・当中間連結会計期間において重要性が増したことにより持分法適用会社に含めた7社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱、 その他5社 持分法非適用非連結子会社……1社 会社名： Kao(S)2003 Private Limited 持分法適用関連会社…………11社 会社名： ニベア花王㈱、伊野紙㈱、 Kao (Malaysia) Sdn. Bhd.、 Misamis Oriental Land Development Corporation、 その他7社 (新規) ・当中間連結会計期間において重要性が増したことにより持分法適用会社に含めた3社 昭和興産㈱、木島可塑剤㈱、 人事サービス・コンサルティング㈱ ・当中間連結会計期間において関連会社になったため持分法適用会社に含めた1社 ADM Kao LLC 持分法非適用関連会社……3社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 その他2社 なお、持分法を適用していない非連結子会社1社及び関連会社3社の合計の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……3社 会社名： 花王商事㈱、ニコー製紙㈱、 花王ロジスティクス㈱ 持分法適用関連会社…………7社 会社名： ニベア花王㈱、伊野紙㈱、 Kao (Malaysia) Sdn. Bhd.、 Misamis Oriental Land Development Corporation、 その他3社 (除外) ・当連結会計年度において清算中の1社 Kao Trading (Malaysia) Sdn. Bhd. 持分法非適用関連会社……6社 会社名： 昭和興産㈱、木島可塑剤㈱、 その他4社 なお、持分法を適用していない非連結子会社10社及び関連会社6社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。
3．連結子会社の中間決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱以外の子会社の中間決算日は6月30日であり、中間連結決算日との差は3ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	3．連結子会社の中間決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の中間決算日は6月30日であり、中間連結決算日との差は3ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	3．連結子会社の決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は3ヶ月以内であるため、当該連結子会社の事業年度に係る財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの 同左
② デリバティブ 時価法	② デリバティブ 同左	② デリバティブ 同左
③ たな卸資産 主として総平均法による低価法	③ たな卸資産 同左	③ たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物………………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左
② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権………………15年、20年 商標権…………………………10年 自社利用のソフトウェア…５年	② 無形固定資産 同左	② 無形固定資産 同左

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(3) 重要な引当金の計上基準 ① 貸倒引当金 当社及び国内連結子会社は、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 ① 貸倒引当金 当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左
② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。	② 退職給付引当金 同左	② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。
③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく当中間連結会計期間末要支給見積額を引当計上しております。 なお、平成13年６月に役員報酬制度を改定しており、平成13年７月以降対応分については引当計上を行っておりません。	③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当中間連結会計期間末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 　外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 　なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 　外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 　なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。
(5) 重要なリース取引の処理方法 　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 　主として繰延ヘッジ処理を採用しております。 　なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。	(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左
② ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債	② ヘッジ手段とヘッジ対象 同左	② ヘッジ手段とヘッジ対象 同左
③ ヘッジ方針 　主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 　なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	③ ヘッジ方針 同左	③ ヘッジ方針 同左
(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 　税抜方式によっております。	(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5．中間連結キャッシュ・フロー計算書における資金の範囲 　手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	5．中間連結キャッシュ・フロー計算書における資金の範囲 同左	5．連結キャッシュ・フロー計算書における資金の範囲 同左

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(固定資産の減損に係る会計基準) 　固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当中間連結会計期間から同会計基準及び同適用指針を適用しております。これにより、税金等調整前中間純利益は102百万円減少しております。なお、減損損失は、連結子会社の遊休の土地等に関するものであり、特別損失のその他に含めております。	――――――	(固定資産の減損に係る会計基準) 　固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当連結会計年度から同会計基準及び同適用指針を適用しております。これにより、税金等調整前当期純利益は2,508百万円減少しております。セグメント情報に与える影響は、当該箇所に記載しております。なお、減損損失累計額については、改正後の連結財務諸表規則に基づき各資産の金額から直接控除しております。

表示方法の変更

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)
――――――	(中間連結損益計算書) 　「受取経営指導料」は、従来、営業外収益の「その他」に含めて表示しておりましたが、営業外収益の総額の100分の10を超えたため区分掲記しております。 　なお、前中間連結会計期間における「受取経営指導料」の金額は196百万円であります。

追加情報

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(法人事業税における外形標準課税部分の連結損益計算書上の表示方法) 　実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当中間連結会計期間から同実務対応報告に基づき、法人事業税の付加価値割及び資本割529百万円を販売費及び一般管理費として処理しております。	――――――	(法人事業税における外形標準課税部分の連結損益計算書上の表示方法) 　実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当連結会計年度から同実務対応報告に基づき、法人事業税の付加価値割及び資本割922百万円を販売費及び一般管理費として処理しております。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成16年９月30日）	当中間連結会計期間末 （平成17年９月30日）	前連結会計年度末 （平成17年３月31日）
※１．担保に供している資産の額 （簿価） 　　　　　　　　百万円 売掛金　216 有形固定資産　441 計　661 上記に対応する債務 　　　　　　　　百万円 短期借入金　149 一年以内に返済予定の長期借入金　85 長期借入金　128 計　363	※１．担保に供している資産の額 （簿価） 　　　　　　　　百万円 売掛金　317 有形固定資産等　901 計　1,118 上記に対応する債務 　　　　　　　　百万円 短期借入金　395 長期借入金　43 計　439	※１．担保に供している資産の額 （簿価） 　　　　　　　　百万円 売掛金　332 有形固定資産等　970 計　1,302 上記に対応する債務 　　　　　　　　百万円 短期借入金　563 一年以内に返済予定の長期借入金　91 長期借入金　45 計　701
２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 　　　　　　　　百万円 European Distribution Service GmbH　2,244 従業員等　1,484 計　3,729	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 　　　　　　　　百万円 European Distribution Service GmbH　2,306 従業員等　1,171 計　3,478	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 　　　　　　　　百万円 European Distribution Service GmbH　2,285 従業員等　1,586 計　3,872

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 　　　　　　　　百万円 荷造発送費　25,167 広告宣伝費　44,720 拡売費及び販促費　17,649 給料手当・賞与　34,430 研究開発費　19,818	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 　　　　　　　　百万円 荷造発送費　25,813 広告宣伝費　42,984 拡売費及び販促費　19,271 給料手当・賞与　35,675 研究開発費　19,965	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 　　　　　　　　百万円 荷造発送費　50,282 広告宣伝費　84,157 拡売費及び販促費　36,720 給料手当・賞与　68,522 研究開発費　39,763
※２．固定資産売却益の内訳は次のとおりであります。 　　　　　　　　百万円 建物及び構築物　138 機械装置及び運搬具　52 その他　15	※２．固定資産売却益の内訳は次のとおりであります。 　　　　　　　　百万円 機械装置及び運搬具　128 建物及び構築物　30 その他　2	※２．固定資産売却益の内訳は次のとおりであります。 　　　　　　　　百万円 建物及び構築物　188 機械装置及び運搬具　114 その他　50
※３．固定資産除売却損の内訳は次のとおりであります。 　　　　　　　　百万円 機械装置及び運搬具　618 建物及び構築物　508 その他　213	※３．固定資産除売却損の内訳は次のとおりであります。 　　　　　　　　百万円 機械装置及び運搬具　515 建物及び構築物　292 有形固定資産その他　202	※３．固定資産除売却損の内訳は次のとおりであります。 　　　　　　　　百万円 機械装置及び運搬具　1,350 建物及び構築物　893 土地　825 無形固定資産（ソフトウェア）　820 その他　153
――――――	――――――	※４．減損損失の内訳は次のとおりであります。 (1) 連結子会社　Kao (Taiwan) Corporation 場所：Kao (Taiwan) Corporation（台湾） 用途：子供用紙おむつ製造設備 種類：建物　減損損失（百万円）287 種類：機械装置等　減損損失（百万円）2,003 計　2,291 上記の減損損失を把握するにあたっては、継続的に収支の把握を行っている管理会計上の事業区分に基づき、資産のグルーピングを行っております。台湾における少子化の影響などにより将来的な市場の拡大が見込まれない中で、激しい市場競争により収益が悪化したことから、帳簿価額を正味売却価額まで減額しました。なお、正味売却価額は、建物については不動産鑑定士からの評価額により、機械装置等については独自の仕様のため売却困難と判断し、それぞれ評価しております。 (2) その他連結子会社 処分予定土地等　217百万円

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

前中間連結会計期間

	百万円
現金及び預金勘定	53,457
有価証券勘定	38,563
預入期間が３か月を超える定期預金	△1
取得日から償還日までの期間が３か月を超える債券等	△6,112
現金及び現金同等物	85,907

当中間連結会計期間

	百万円
現金及び預金勘定	54,141
預入期間が３か月を超える定期預金	△1
有価証券勘定	24,370
取得日から償還日までの期間が３か月を超える債券等（有価証券）	△2,999
現金及び現金同等物	75,511

前連結会計年度

	百万円
現金及び預金勘定	32,026
有価証券勘定	40,383
流動資産の「その他」に含まれる金銭信託受益証券	4,000
預入期間が３か月を超える定期預金	△1
取得日から償還日までの期間が３か月を超える債券等	△6,000
現金及び現金同等物	70,409

（リース取引関係）

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物等	11,317	2,650	8,667

（注）取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間期末残高相当額

	百万円
１年内	954
１年超	7,712
合計	8,667

（注）未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

	百万円
① 支払リース料	818
② 減価償却費相当額	818

(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引
未経過リース料

	百万円
１年内	2,204
１年超	14,820
合計	17,024

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物等	10,136	2,353	7,783

（注）　　同左

(2) 未経過リース料中間期末残高相当額等
未経過リース料中間期末残高相当額

	百万円
１年内	619
１年超	7,163
合計	7,783

（注）　　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	434
② 減価償却費相当額	434

(4) 減価償却費相当額の算定方法
同左

２．オペレーティング・リース取引
未経過リース料

	百万円
１年内	3,147
１年超	21,477
合計	24,624

（減損損失について）
リース資産に配分された減損損失はありません。

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
建物及び構築物等	10,572	2,358	8,213

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額

	百万円
１年内	894
１年超	7,319
合計	8,213

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

	百万円
① 支払リース料	1,193
② 減価償却費相当額	1,193

(4) 減価償却費相当額の算定方法
同左

２．オペレーティング・リース取引
未経過リース料

	百万円
１年内	2,505
１年超	14,730
合計	17,236

（有価証券関係）

前中間連結会計期間末（平成16年９月30日）

１．満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 社債	1,000	999	△0
(2) その他	4,999	4,998	△0
合計	5,999	5,998	△1

２．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,188	9,386	6,198
(2) 債券			
国債・地方債	760	760	－
(3) その他	8,126	8,093	△33
合計	12,075	18,240	6,165

３．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	12,999
その他有価証券	
マネー・マネジメント・ファンド	17,676

（注）当中間連結会計期間において、有価証券について47百万円（その他有価証券で時価のある株式47百万円）減損処理を行っております。
なお、減損処理にあたっては、中間連結会計期間末における時価が取得価格に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当中間連結会計期間末（平成17年９月30日）

１．満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 社債	－	－	－
(2) その他	2,999	2,999	△0
合計	2,999	2,999	△0

２．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	2,894	10,703	7,808
(2) 債券			
国債・地方債	536	536	－
(3) その他	409	410	1
合計	3,840	11,650	7,810

３．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	7,999
その他有価証券	
MMF	11,767

（注）減損処理にあたっては、中間連結会計期間末における時価が取得価格に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

前連結会計年度末（平成17年３月31日）

１．満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 社債	6,000	6,006	6
(2) その他	4,999	4,999	0
合計	10,999	11,006	6

２．その他有価証券で時価のあるもの

	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	2,891	8,881	5,990
(2) 債券			
国債・地方債	507	507	－
(3) その他	8,237	8,198	△38
合計	11,635	17,588	5,952

3．時価評価されていない主な有価証券の内容

	連結貸借対照表計上額（百万円）
満期保有目的の債券	6,999
その他有価証券	
マネー・マネジメント・ファンド	19,040

（注）有価証券について９百万円（その他有価証券で時価のある株式７百万円、時価評価されていない株式２百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得価格に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

（デリバティブ取引関係）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	取引の種類	前中間連結会計期間末（平成16年９月30日）			当中間連結会計期間末（平成17年９月30日）			前連結会計年度末（平成17年３月31日）		
		契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通貨	為替予約取引	7,982	7,947	△18	8,994	9,208	△4	9,029	8,705	△210
	通貨スワップ取引	11,925	△188	△188	26,540	△401	△401	12,784	△452	△452
	通貨オプション取引	104			155					
		(2)	2	0	(1)	1	0	(　)		
金利	金利スワップ取引	655	1	1	668	△2	△2	708	△1	△1
	金利キャップ取引	1,675	0	0						
合計		22,343	7,762	△206	36,359	8,805	△408	22,522	8,250	△664

（注）１．ヘッジ会計が適用されているデリバティブ取引は除いております。
２．契約額等の欄の( )の金額は通貨オプション取引のオプション料です。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	家庭用製品事業（百万円）	化粧品（ソフィーナ）事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	346,586	39,339	83,113	469,039	－	469,039
(2) セグメント間の内部売上高又は振替高	－	－	13,478	13,478	(13,478)	－
計	346,586	39,339	96,591	482,518	(13,478)	469,039
営業費用	298,828	34,991	86,332	420,152	(13,577)	406,575
営業利益	47,758	4,348	10,259	62,365	98	62,464

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	353,102	39,307	90,688	483,098	－	483,098
(2) セグメント間の内部売上高又は振替高	－	－	13,153	13,153	(13,153)	－
計	353,102	39,307	103,842	496,251	(13,153)	483,098
営業費用	305,771	35,429	92,134	433,336	(13,309)	420,027
営業利益	47,330	3,877	11,707	62,915	155	63,070

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	家庭用製品事業（百万円）	化粧品（ソフィーナ）事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	690,006	78,294	168,550	936,851		936,851
(2) セグメント間の内部売上高又は振替高	－	－	28,439	28,439	(28,439)	－
計	690,006	78,294	196,989	965,290	(28,439)	936,851
営業費用	597,408	70,601	176,326	844,336	(28,864)	815,471
営業利益	92,597	7,693	20,663	120,954	425	121,379

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

なお、「化粧品」は従来「化粧品（ソフィーナ）」と表現しておりましたが、国内でのブランド展開や海外事業の買収などにより、当該事業におけるブランドがソフィーナだけでなくなったことから、当中間連結会計期間より「化粧品」に名称を変更しました。

２．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	プレステージ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

従来の「化粧品（ソフィーナ）事業」の売上区分及び主要製品の内容は、名称変更後の「化粧品事業」と変更ありません。

【所在地別セグメント情報】

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	347,879	39,156	40,161	41,842	469,039	－	469,039
(2) セグメント間の内部売上高又は振替高	5,096	11,159	796	4,382	21,433	(21,433)	
計	352,975	50,315	40,957	46,225	490,473	(21,433)	469,039
営業費用	297,046	48,787	38,253	43,915	428,003	(21,428)	406,575
営業利益	55,929	1,527	2,703	2,309	62,469	(5)	62,464

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	353,687	40,169	45,047	44,193	483,098	－	483,098
(2) セグメント間の内部売上高又は振替高	5,008	12,541	1,054	5,453	24,057	(24,057)	
計	358,695	52,710	46,102	49,646	507,155	(24,057)	483,098
営業費用	303,782	49,106	43,370	47,112	443,371	(23,344)	420,027
営業利益	54,913	3,604	2,731	2,534	63,784	(713)	63,070

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	693,017	77,458	82,408	83,967	936,851	—	936,851
(2) セグメント間の内部売上高又は振替高	10,067	22,823	1,230	9,836	43,958	(43,958)	—
計	703,084	100,282	83,638	93,803	980,809	(43,958)	936,851
営業費用	595,600	97,525	77,183	89,207	859,517	(44,045)	815,471
営業利益	107,484	2,756	6,455	4,595	121,292	86	121,379

（注）１．国又は地域の区分の方法
　　　地理的近接度により区分しております。
　　２．本邦以外の区分に属する主な国又は地域
　　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　　(2) 米州　：米国、カナダ、メキシコ
　　　(3) 欧州　：ヨーロッパ諸国、南アフリカ

【海外売上高】

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	42,796	39,869	41,175	123,840
Ⅱ 連結売上高（百万円）				469,039
Ⅲ 連結売上高に占める海外売上高の割合（％）	9.1	8.5	8.8	26.4

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	44,211	45,082	43,481	132,775
Ⅱ 連結売上高（百万円）				483,098
Ⅲ 連結売上高に占める海外売上高の割合（％）	9.2	9.3	9.0	27.5

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	81,791	81,962	85,539	249,293
Ⅱ 連結売上高（百万円）				936,851
Ⅲ 連結売上高に占める海外売上高の割合（％）	8.7	8.7	9.1	26.6

（注）１．国又は地域の区分の方法
　　　地理的近接度により区分しております。
　　２．各区分に属する主な国又は地域
　　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　　(2) 米州　：米国、カナダ、メキシコ
　　　(3) 欧州　：ヨーロッパ諸国、南アフリカ
　　３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（１株当たり情報）

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）	当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）	前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）
１株当たり純資産額　812.63円 １株当たり中間純利益　68.51円 潜在株式調整後１株当たり中間純利益　67.61円	１株当たり純資産額　880.98円 １株当たり中間純利益　70.75円 潜在株式調整後１株当たり中間純利益　70.56円	１株当たり純資産額　821.47円 １株当たり当期純利益　131.16円 潜在株式調整後１株当たり当期純利益　129.69円

（注）１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）	当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）	前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	37,761	38,486	72,180
普通株主に帰属しない金額（百万円）			91
（うち利益処分による役員賞与金）	(—)	(—)	(91)
普通株式に係る中間（当期）純利益（百万円）	37,761	38,486	72,088
期中平均株式数（千株）	551,170	543,968	549,625
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	22	3	29
（うち支払利息（税額相当額控除後））	(22)	(3)	(29)
普通株式増加数（千株）	12,702	1,510	9,023
（うち転換社債）	(12,602)	(1,426)	(8,948)
（うち新株予約権）	(99)	(84)	(75)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　168千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　540個） 普通株式　540千株 平成16年６月29日定時株主総会決議ストックオプション （新株予約権　1,163個） 普通株式　1,163千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　466個） 普通株式　466千株 平成16年６月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株 平成17年６月29日定時株主総会決議ストックオプション （新株予約権　1,167個） 普通株式　1,167千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　507個） 普通株式　507千株 平成16年６月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株

（重要な後発事象）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
――――――	――――――	平成17年６月29日開催の定時株主総会において、商法第210条の規定に基づき、本定時株主総会終結の時から次期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。
――――――	――――――	平成16年６月29日開催の定時株主総会において、商法第210条の規定に基づき、同定時株主総会終結の時から当期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。 これを受けて、平成17年３月31日までに、自己株式17,604千株を44,997百万円で取得しておりますが、さらに、平成17年３月24日開催の取締役会において、平成17年４月１日から平成17年６月23日までに、株式の総数2,396千株、取得価額の総額5,002百万円を限度として取得することを決議し、下記のとおり取得しました。 (1) 取得した株式の総数　2,012千株 (2) 取得価額の総額　　　5,001百万円

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成17年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成17年３月31日）金額（百万円）		構成比（%）
（資産の部）										
Ⅰ　流動資産										
1．現金及び預金		35,339			36,177			17,667		
2．売掛金		54,483			53,805			55,801		
3．有価証券		28,897			10,999			27,898		
4．たな卸資産		44,795			48,693			47,613		
5．その他		25,355			42,672			31,469		
6．貸倒引当金		△39			△21			△19		
流動資産合計			188,830	30.0		192,327	30.9		180,430	29.8
Ⅱ　固定資産										
(1) 有形固定資産	※2									
1．建物	※1	57,123			54,095			55,727		
2．機械及び装置	※1	56,375			51,606			51,629		
3．土地		44,140			44,235			44,297		
4．建設仮勘定		4,948			3,336			4,013		
5．その他	※1	16,721			17,197			17,048		
有形固定資産合計		178,309			170,471			172,717		
(2) 無形固定資産										
1．商標権		47,900			40,666			44,285		
2．その他		7,870			7,965			7,937		
無形固定資産合計		55,770			48,631			52,222		
(3) 投資その他の資産										
1．投資有価証券		115,519			127,273			114,837		
2．出資金		52,673			49,417			48,343		
3．長期貸付金		5,062			4,248			2,954		
4．その他		33,214			30,784			33,509		
5．貸倒引当金		△61			△8			△9		
投資その他の資産合計		206,408			211,715			199,634		
固定資産合計			440,488	70.0		430,818	69.1		424,574	70.2
資産合計			629,319	100.0		623,146	100.0		605,005	100.0

区分	注記番号	前中間会計期間末（平成16年9月30日）			当中間会計期間末（平成17年9月30日）			前事業年度の要約貸借対照表（平成17年3月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1．買掛金		59,378			60,270			58,868		
2．一年以内に償還予定の転換社債					1,068			2,596		
3．未払金		15,847			13,030			12,934		
4．未払費用		42,699			41,298			38,782		
5．未払法人税等		17,767			14,997			16,180		
6．預り金		－			31,486			31,590		
7．その他		31,895			2,251			2,812		
流動負債合計			167,589	26.6		164,403	26.4		163,766	27.0
Ⅱ 固定負債										
1．転換社債		7,874			－			－		
2．退職給付引当金		10,946			885			5,647		
3．役員退職慰労引当金		180			180			180		
4．その他		81			82			82		
固定負債合計			19,082	3.1		1,148	0.2		5,909	1.0
負債合計			186,672	29.7		165,552	26.6		169,675	28.0
（資本の部）										
Ⅰ 資本金			85,424	13.6		85,424	13.7		85,424	14.1
Ⅱ 資本剰余金										
資本準備金		108,888			108,888			108,888		
資本剰余金合計			108,888	17.3		108,888	17.5		108,888	18.0
Ⅲ 利益剰余金										
1．利益準備金		14,116			14,116			14,116		
2．任意積立金		278,952			208,735			278,952		
3．中間未処分利益又は当期未処理損失（△）		5,563			48,483			△45,349		
利益剰余金合計			298,632	47.4		271,336	43.5		247,719	41.0
Ⅳ その他有価証券評価差額金			3,325	0.5		4,138	0.7		3,147	0.5
Ⅴ 自己株式			△53,621	△8.5		△12,193	△2.0		△9,850	△1.6
資本合計			442,646	70.3		457,594	73.4		436,329	72.0
負債資本合計			629,319	100.0		623,146	100.0		605,005	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成16年4月1日 至 平成16年9月30日）			当中間会計期間（自 平成17年4月1日 至 平成17年9月30日）			前事業年度の要約損益計算書（自 平成16年4月1日 至 平成17年3月31日）		
		金額（百万円）		百分比（%）	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅰ 売上高			348,807	100.0		349,450	100.0		691,655	100.0
Ⅱ 売上原価			138,973	39.8		145,226	41.6		281,953	40.6
売上総利益			209,833	60.2		204,224	58.4		412,702	59.4
Ⅲ 販売費及び一般管理費			158,551	45.5		155,483	44.5		314,688	45.3
営業利益			51,282	14.7		48,740	13.9		98,013	14.1
Ⅳ 営業外収益	※1		3,679	1.1		5,261	1.5		7,012	1.0
Ⅴ 営業外費用	※2		215	0.1		126	0.0		467	0.0
経常利益			54,745	15.7		53,875	15.4		104,558	15.1
Ⅵ 特別利益			498	0.1		39	0.0		1,405	0.2
Ⅶ 特別損失			2,083	0.6		967	0.3		8,124	1.2
税引前中間（当期）純利益			53,160	15.2		52,947	15.1		97,839	14.1
法人税、住民税及び事業税		17,090			14,435			33,535		
法人税等調整額		2,064	19,154	5.5	3,097	17,532	5.0	1,785	35,320	5.1
中間（当期）純利益			34,006	9.7		35,414	10.1		62,518	9.0
前期繰越利益			57,961			14,430			57,961	
自己株式処分差損			22,654			1,361			27,533	
自己株式消却額			63,750						127,775	
中間配当額			－			－			10,521	
中間未処分利益又は当期未処理損失（△）			5,563			48,483			△45,349	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)
1．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法 (2) たな卸資産 総平均法による低価法	1．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) たな卸資産 同左	1．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) たな卸資産 同左
2．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…7年、9年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 商標権………………10年 自社利用のソフトウェア ………………5年	2．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	2．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
3．引当金の計上基準 (1) 貸倒引当金 一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当中間会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。	3．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 同左	3．引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。

前中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)
(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく当中間会計期間末要支給見積額を引当計上しております。 なお、平成13年6月に役員報酬制度を改定しており、平成13年7月以降対応分については引当計上を行っておりません。	(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当中間会計期間末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。	(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。
4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	4．外貨建の資産及び負債の本邦通貨への換算基準 同左	4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。
5．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5．リース取引の処理方法 同左	5．リース取引の処理方法 同左
6．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　　ヘッジ対象 為替予約　　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	6．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左	6．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
7．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 税抜方式によっております。 (2) 「法人税、住民税及び事業税」並びに「法人税等調整額」の計上方法 中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分による圧縮積立金及び特別償却準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	7．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左 (2) 「法人税、住民税及び事業税」並びに「法人税等調整額」の計上方法 同左	7．その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左 ――――――

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（固定資産の減損に係る会計基準） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当中間会計期間から同会計基準及び同適用指針を適用しております。 これによる当中間会計期間の損益に与える影響はありません。		（固定資産の減損に係る会計基準） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当事業年度から同会計基準及び同適用指針を適用しております。 これによる当事業年度の損益に与える影響はありません。

表示方法の変更

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）
――――――	（中間貸借対照表） 「預り金」は、従来、流動負債の「その他」に含めて表示しておりましたが、負債及び資本の合計額の100分の５を超えたため区分掲記しております。 なお、前中間会計期間末における「預り金」の金額は29,778百万円であります。

追加情報

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（法人事業税における外形標準課税部分の損益計算書上の表示方法） 実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当中間会計期間から同実務対応報告に基づき、法人事業税の付加価値割及び資本割156百万円を販売費及び一般管理費として処理しております。		（法人事業税における外形標準課税部分の損益計算書上の表示方法） 実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当事業年度から同実務対応報告に基づき、法人事業税の付加価値割及び資本割783百万円を販売費及び一般管理費として処理しております。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成16年９月30日）	当中間会計期間末 （平成17年９月30日）	前事業年度末 （平成17年３月31日）
		※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は680百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置625百万円であります。
※２．有形固定資産の減価償却累計額 655,672百万円	※２．有形固定資産の減価償却累計額 665,578百万円	※２．有形固定資産の減価償却累計額 659,474百万円
３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、890百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、1,035百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、336百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、251百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、737百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金等に対し、3,198百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、342百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、213百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、803百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、608百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、333百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、254百万円の経営指導念書等の差入れを金融機関に行っております。

（中間損益計算書関係）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．営業外収益のうち重要なもの 百万円 受取利息　25 有価証券利息　3 受取配当金　2,184	※１．営業外収益のうち重要なもの 百万円 受取利息　41 有価証券利息　2 受取配当金　3,764	※１．営業外収益のうち重要なもの 百万円 受取利息　52 有価証券利息　7 受取配当金　3,900
※２．営業外費用のうち重要なもの 百万円 支払利息　44 社債利息　37	※２．営業外費用のうち重要なもの 百万円 支払利息　60 社債利息　5	※２．営業外費用のうち重要なもの 百万円 支払利息　105 社債利息　49
３．減価償却実施額 百万円 有形固定資産　15,037 無形固定資産　4,093	３．減価償却実施額 百万円 有形固定資産　13,951 無形固定資産　4,570	３．減価償却実施額 百万円 有形固定資産　32,080 無形固定資産　8,344

（リース取引関係）

前中間会計期間（自 平成16年４月１日 至 平成16年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間会計期間末残高相当額（百万円）
建物等	8,582	683	7,898

（注）取得価額相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間会計期間末残高相当額

	百万円
１年内	473
１年超	7,425
合計	7,898

（注）未経過リース料中間会計期間末残高相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

	百万円
① 支払リース料	236
② 減価償却費相当額	236

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	634
１年超	10,344
合計	10,979

当中間会計期間（自 平成17年４月１日 至 平成17年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間会計期間末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間会計期間末残高相当額（百万円）
建物等	8,621	1,160	7,460

（注）　　同左

(2) 未経過リース料中間会計期間末残高相当額等

未経過リース料中間会計期間末残高相当額

	百万円
１年内	476
１年超	6,983
合計	7,460

（注）　　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	238
② 減価償却費相当額	238

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	638
１年超	9,727
合計	10,366

（減損損失について）

リース資産に配分された減損損失はありません。

前事業年度（自 平成16年４月１日 至 平成17年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,621	922	7,699

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額

	百万円
１年内	476
１年超	7,222
合計	7,699

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

	百万円
① 支払リース料	475
② 減価償却費相当額	475

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	636
１年超	10,040
合計	10,677

（有価証券関係）

前中間会計期間、当中間会計期間及び前事業年度における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

前中間会計期間（自 平成16年４月１日 至 平成16年９月30日）	当中間会計期間（自 平成17年４月１日 至 平成17年９月30日）	前事業年度（自 平成16年４月１日 至 平成17年３月31日）
１株当たり純資産額 799.32円	１株当たり純資産額 840.23円	１株当たり純資産額 797.83円
１株当たり中間純利益 61.70円	１株当たり中間純利益 65.04円	１株当たり当期純利益 113.62円
潜在株式調整後１株当たり中間純利益 60.35円	潜在株式調整後１株当たり中間純利益 64.86円	潜在株式調整後１株当たり当期純利益 111.84円

（注）１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間会計期間（自 平成16年４月１日 至 平成16年９月30日）	当中間会計期間（自 平成17年４月１日 至 平成17年９月30日）	前事業年度（自 平成16年４月１日 至 平成17年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	34,006	35,414	62,518
普通株主に帰属しない金額（百万円）			70
（うち利益処分による取締役賞与金）	(－)	(－)	(70)
普通株式に係る中間（当期）純利益（百万円）	34,006	35,414	62,448
期中平均株式数（千株）	551,170	544,541	549,625
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	22	3	29
（うち支払利息（税額相当額控除後））	(22)	(3)	(29)
普通株式増加数（千株）	12,702	1,510	9,023
（うち転換社債）	(12,602)	(1,426)	(8,948)
（うち新株予約権）	(99)	(84)	(75)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成12年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　168千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　540個） 普通株式　540千株 平成16年６月29日定時株主総会決議ストックオプション（新株予約権　1,163個） 普通株式　1,163千株	平成12年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　466個） 普通株式　466千株 平成16年６月29日定時株主総会決議ストックオプション（新株予約権　1,151個） 普通株式　1,151千株 平成17年６月29日定時株主総会決議ストックオプション（新株予約権　1,167個） 普通株式　1,167千株	平成12年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　507個） 普通株式　507千株 平成16年６月29日定時株主総会決議ストックオプション（新株予約権　1,151個） 普通株式　1,151千株

（重要な後発事象）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
		平成17年６月29日開催の定時株主総会において、商法第210条の規定に基づき、本定時株主総会終結の時から次期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。
		平成16年６月29日開催の定時株主総会において、商法第210条の規定に基づき、同定時株主総会終結の時から当期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。 これを受けて、平成17年３月31日までに、自己株式17,604千株を44,997百万円で取得しておりますが、さらに、平成17年３月24日開催の取締役会において、平成17年４月１日から平成17年６月23日までに、株式の総数2,396千株、取得価額の総額5,002百万円を限度として取得することを決議し、下記のとおり取得しました。 (1) 取得した株式の総数　2,012千株 (2) 取得価額の総額　5,001百万円

(2) 【その他】

平成17年10月24日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

(イ) 中間配当による配当金の総額……………………13,615,177,050円

(ロ) １株当たりの金額……………………………………25円00銭

(ハ) 支払請求の効力発生日及び支払い開始日……平成17年12月１日

（注）平成17年９月30日の最終の株主名簿及び実質株主名簿に記載してある株主、登録質権者または信託財産の受託者に対し、支払いを行います。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類	事業年度（第99期）　自　平成16年４月１日　至　平成17年３月31日	平成17年６月29日 関東財務局長に提出
(2) 臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書	平成17年11月４日 関東財務局長に提出
(3) 有価証券届出書及びその添付書類	ストックオプションとしての新株予約権の募集	平成17年６月29日 関東財務局長に提出
(4) 有価証券届出書の訂正届出書	(3) の有価証券届出書に係る訂正届出書	平成17年６月30日 平成17年７月８日 関東財務局長に提出

	報告期間	
(5) 自己株券買付状況報告書	自　平成17年３月１日　至　平成17年３月31日	平成17年４月14日
	自　平成17年４月１日　至　平成17年４月30日	平成17年５月12日
	自　平成17年５月１日　至　平成17年５月31日	平成17年６月14日
	自　平成17年６月１日　至　平成17年６月29日	平成17年７月13日
	自　平成17年６月29日　至　平成17年６月30日	平成17年７月13日
	自　平成17年７月１日　至　平成17年７月31日	平成17年８月11日
	自　平成17年８月１日　至　平成17年８月31日	平成17年９月９日
	自　平成17年９月１日　至　平成17年９月30日	平成17年10月14日
	自　平成17年10月１日　至　平成17年10月31日	平成17年11月11日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成16年11月9日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員　公認会計士　吉田　修己　印

指定社員 業務執行社員　公認会計士　佐藤　嘉雄　印

指定社員 業務執行社員　公認会計士　安藤　武　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成17年11月8日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員　公認会計士　吉田　修己　印

指定社員 業務執行社員　公認会計士　佐藤　嘉雄　印

指定社員 業務執行社員　公認会計士　安藤　武　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成16年11月9日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成16年４月１日から平成17年３月31日までの第99期事業年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成17年11月8日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの第100期事業年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

Exhibit A-2

株式の種類　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

平成17年10月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6%であります。

(2) 【子会社からの買受けの状況】

平成17年10月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成17年10月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

2 【処理状況】

平成17年10月31日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行った取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成17年10月31日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	2,397,514

Exhibit A-3



株主のみなさまへ

花王株式会社 中間事業報告書

2005.4.1—2005.9.30

花王

商品の高付加価値化による“利益ある成長”をめざ

連結中間決算の概況

当中間期の売上高は、4,830億円(前年同期比103.0%)となりました。国内事業の売り上げは前年同期比1.6%の伸びとなりました。家庭用製品事業においては、高付加価値新製品の発売及び積極的なマーケティング活動による育成によって売り上げを拡大し、また工業用製品事業においても、新規開発製品の伸長により堅調に推移しました。一方、海外事業の売り上げは前年同期比8.0%の伸びとなりました。事業運営の革新を図っているアジアの家庭用製品においては横ばいでしたが、欧米の家庭用製品と工業用製品は順調に推移しました。

営業利益は、630億円(前年同期比101.0%)となりました。販売価格の下落や原料価格の上昇の影響を受けて売上原価率が上昇し、また、新製品や既存品の育成や販売強化のための費用も増加しましたが、売り上げの増加などにより、増益となりました。

経常利益は、636億円(前年同期比98.5%)

◇連結売上高・利益の推移



売上高(億円)
売上高 通期 上期
営業利益 下期 上期
当期純利益 下期 上期
利益(億円)
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
96 97 98 99 00 01 02 03 04 05 (年度)

◇連結1株当たり純利益の推移



通期
上期
(円)
140
120
100
80
60
40
20
0
96 97 98 99 00 01 02 03 04 05 (年度)



となりました。営業外損益は、前年同期の21億円の収益（純額）から、5億円の収益（純額）に減少しました。これは、主として持分法による投資損益が、前年同期の投資利益から投資損失に転じたことによるものです。

中間純利益は、384億円（前年同期比101.9%）となりました。税効果会計適用後の法人税等の負担率が、子会社の赤字額の減少や海外子会社の税率差などにより、前年同期の40.0%から37.4%に低下しました。

◇1株当たり配当金の推移



(円)
期末
中間
2005年期末予定
55
50
45
40
35
30
25
20
15
10
5
0
96
97
98
99
00
01
02
03
04
05 (年度)



平成17年11月
花王株式会社
代表取締役
社長執行役員 尾崎 元規

当期の中間配当金は、当初の予定通り、前年同期より6円増配の1株当たり25円とさせていただきました。

今後の経営施策

当社は、厳しい事業環境の中、今年度当初より「商品の高付加価値化による"利益ある成長"の達成」を花王グループ全体の目標として掲げ、以下の3点の重点施策を力強く実行しております。

(1) 国内家庭用製品事業及び化粧品事業の強化とシェアの拡大

家庭用製品の市場においては、販売価格の下落や原料価格の上昇により、厳しい事業環

境が続いております。こうした中、当社は、市場シェアの拡大を図るべく、基幹ブランドの一層の強化と新製品の発売・育成及びさらなるコストダウン活動に努めております。

また、プレステージ化粧品分野における「ソフィーナ」ブランドの販売価格帯の市場は、依然、縮小傾向が続いておりますが、当社は、消費者の美容意識、購買行動及び流通チャネルの変化に対応した商品力の強化に努めております。さらに今年7月には高級化粧品ブランドの英国モルトン・ブラウン社を買収し、化粧品事業のグローバル展開の加速を図るとともに、国内化粧品事業と連携し、シナジー効果の発揮をめざしております。

◇中間連結売上高構成比



4,830億円
3,531億円
73.1%
393億円
8.1%
906億円
18.8%
化粧品

家庭用製品（単位:億円）

日本	2,744
・パーソナルケア製品	……958
ハウスホールド製品	…1,206
サニタリーほか製品	……578
アジア	269
欧米	552
内部売上消去	△ 34

工業用製品（単位:億円）

日本	566
アジア	257
欧米	362
内部売上消去	△279

（注）1. 記載金額は、億円未満を切り捨てて表示しております。
2. グラフの売上高は、外部顧客に対する売上高を表示しております。



▲ 世界70ヵ国以上で事業展開している英国モルトン・ブラウン社の商品

(2)海外家庭用製品事業の成長の加速

欧米においては、米国の花王ブランズ社が、“プレミアムビューティケア”に焦点を絞った事業展開で着実な成長を続けております。スキンケア製品では「ジャーゲンズ」ブランドの「ナチュラル

グロー」、またヘアケア製品では「ジョン・フリーダ」ブランドの「ラディアント レッド」を発売し、米国及び欧州の消費者の高いご支持を得て、売り上げの増加にも大きく貢献しております。

アジアにおいては、消費者及び市場の変化に加えて、競合各社との競争も激化しておりますが、当社は、「アジア一体運営」の旗印の下、日本の本社機能と現地各社が一体となった事業運営の革新を図り、成長市場と見込んでいるこの地域において一層の発展をめざしてまいります。

(3)工業用製品事業のグローバル展開の充実

国内においては、トナー・トナーバインダーやインクジェットプリンターインク用色材などのスペシャルティケミカルズが、特長ある製品によって、顧客の高いご支持を得て、順調に成長を続けております。



▲ 順調に売り上げが増加しているインクジェットプリンターインク用色材

また、海外においては、マレーシア及びフィリピンに生産拠点を持つ油脂アルコール、米国で生産能力増強を図ったトナー・トナーバインダー及びドイツのコンクリート用高性能減水剤を中心に好調に推移しております。

最後になりますが、当社は以上のような積極的な事業展開を図るとともに、企業の社会的責任(コーポレート・ソーシャル・レスポンシビリティ:CSR)を一層強く認識した企業活動を続けてまいります。

昨年7月には全社横断的な組織であるCSR委員会を設置し、すでに継続的な活動を行っておりますが、今年9月にはディスクロージャー、コンプライアンス及びリスクマネジメントの3つの視点に立って内部統制委員会を新たに設け、より高いレベルの「経営の質の向上」をめざしてまいります。

株主の皆さまにおかれましては、こうした当社の姿勢に何卒ご理解を賜り、今後とも一層のご支援をいただきますようお願い申しあげます。

財務報告の要約

（記載金額は、億円未満を切り捨てて表示しております。）

◇中間連結貸借対照表

（単位:億円）

資産の部	当中間期 平成17年9月30日現在	前期 平成17年3月31日現在	負債、少数株主持分及び資本の部	当中間期 平成17年9月30日現在	前期 平成17年3月31日現在
流動資産	3,047	2,891	流動負債	2,216	2,115
現金及び預金	541	320	支払手形及び買掛金	761	709
受取手形及び売掛金	1,059	1,035	未払金	200	191
有価証券	243	403	未払費用	673	632
たな卸資産	891	817	未払法人税等	200	196
その他	311	314	その他	380	385
固定資産	4,214	3,996	固定負債	178	217
有形固定資産	2,618	2,602	長期借入金	7	14
建物及び構築物	899	899	その他	171	203
機械装置及び運搬具	808	801	負債合計	2,395	2,333
土地	620	625	少数株主持分	75	74
その他	289	276	資本金	854	854
無形固定資産	1,125	862	資本剰余金	1,095	1,095
営業権	572	260	利益剰余金	3,278	2,993
商標権	407	443	その他有価証券評価差額金	48	35
その他	146	158	為替換算調整勘定	△ 360	△ 397
投資その他の資産	470	532	自己株式	△ 123	△ 98
繰延資産	1	1	資本合計	4,792	4,482
資産合計	7,263	6,889	負債、少数株主持分及び資本合計	7,263	6,889

（注）有形固定資産の減価償却累計額
当中間期 7,725億円　前期 7,615億円

• 株主資本比率　当中間期 66.0%　前期 65.1%

ポイント

総資産は、前期末に比べ373億円増加しました。流動資産では、現金及び預金が増加し、また新製品の前造りなどにより、たな卸資産が増加しました。有形固定資産は、設備投資により増加し、無形固定資産は、モルトン・ブラウン社の買収に伴う営業権の計上などにより増加しました。一方で、有価証券及び投資有価証券が、上記の買収や設備投資などの資金に充てられ減少しました。

ポイント

負債は、企業年金基金への拠出により退職給付引当金が減少しましたが、買掛金や未払費用などが増加したことなどにより、前期末に比べ62億円増加しました。株主資本は、配当金の支払いや自己株式の市場買付による減少がありましたが、中間純利益が順調であったこと及び転換社債の株式への転換などにより前期末より310億円増加しました。

◇中間連結損益計算書

(単位:億円)

科目	当中間期 平成17年4月1日から 平成17年9月30日まで	前年中間期 平成16年4月1日から 平成16年9月30日まで
売上高	4,830	4,690
売上原価	2,107	1,988
販売費及び一般管理費	2,093	2,077
営業利益	630	624
営業外損益	5	21
経常利益	636	646
特別損益	△ 11	△ 10
税金等調整前中間純利益	624	636
法人税、住民税及び事業税等	233	254
少数株主利益(減算)	6	4
中間純利益	384	377

(注)1株当たり中間純利益　当中間期 70円75銭
　　　　　　　　　　　　　前年中間期 68円51銭

- 連結子会社は87社、持分法を適用した子会社・関連会社は21社です。
- 前年中間期に対する伸長率
  売上高　3.0%(海外売上高の換算為替差を除くと2.9%)
  営業利益　1.0%
  経常利益　△1.5%
  中間純利益　1.9%
- 海外売上高の連結売上高に占める割合は、27.5%で、前年中間期に比べて1.1ポイント増加しました。

ポイント

売上高は、前年中間期に比べ140億円増加しました。営業利益は、販売価格の下落や原料価格の上昇などで売上原価率は上昇しましたが、売上高の増加が寄与し、6億円増加しました。経常利益は、持分法による投資損益が利益から損失に転じたことなどにより9億円減少しました。中間純利益は、法人税等の負担率が下がったことから7億円の増加となりました。

◇中間連結キャッシュ・フロー計算書

(単位:億円)

科目	当中間期 平成17年4月1日から 平成17年9月30日まで	前年中間期 平成16年4月1日から 平成16年9月30日まで
営業活動によるキャッシュ・フロー	646	591
税金等調整前中間純利益	624	636
減価償却費	276	272
売上債権の増減額(増加:△)	△ 6	△ 43
たな卸資産の増減額(増加:△)	△ 52	△ 74
仕入債務の増減額(減少:△)	40	57
退職給付引当金の増減額(減少:△)	△ 65	△ 62
法人税等の支払額	△ 206	△ 199
その他	36	5
投資活動によるキャッシュ・フロー	△ 451	△ 310
有形固定資産の取得による支出	△ 222	△ 266
新規連結子会社買収に伴う支出	△ 316	—
その他	87	△ 43
財務活動によるキャッシュ・フロー	△ 154	△ 484
借入金の増減額(減少:△)	7	22
自己株式の取得による支出	△ 55	△ 410
配当金の支払額	△ 109	△ 100
その他	2	4
現金及び現金同等物に係る換算差額	10	△ 8
現金及び現金同等物の増減額(減少:△)	51	△ 212
現金及び現金同等物の期首残高	704	1,071
新規連結に伴う現金及び現金同等物の増加高	7	—
連結除外に伴う現金及び現金同等物の減少額	△ 8	—
現金及び現金同等物の中間期末残高	755	859

ポイント

営業活動により得られたキャッシュ・フローは、順調に推移しました。投資活動では、設備投資のほか、モルトン・ブラウン社の買収に伴う支出がありました。財務活動では、配当金の支払いや自己株式の市場買付(前期取得枠の未行使分)を行いました。その結果、現金及び現金同等物の中間期末残高は、前期末に比べ51億円増加しました。

新製品のご紹介

リセッシュ®

緑茶のチカラでスッキリ消臭!

天然の緑茶から取り出した消臭成分を配合した新しい衣類・布製品用消臭スプレーの「リセッシュ」が誕生しました。衣類や布製品についた生活の中の気になるニオイに対して、緑茶のチカラがしっかりはたらいて、高い消臭効果を発揮します。除菌成分も配合されているので、菌の繁殖もしっかり抑えます。小さなお子様やペットのいるご家庭でも安心してお使いいただけます。



リセッシュ
リセッシュ

めぐりズム® 蒸気温熱パワー〈一般医療機器〉

蒸気が出る温熱シート誕生

「めぐりズム 蒸気温熱パワー」は、気持ちよい蒸気が出る新開発のシート状の発熱体を採用した温熱シートで、患部を温める一般医療機器です。快適温度約40℃が5～8時間続きます。専用ベルトに入れて使う「腰腹用ワイドシート」と、直接肌に貼って使う「肌に貼るシート」の2タイプがあります。

【効能効果】温熱効果 1.血行をよくする 2.筋肉のこりをほぐす 3.筋肉の疲れをとる 4.胃腸の働きを活発にする 5.神経痛、筋肉痛の痛みの緩解 6.疲労回復



医療機器
蒸気温熱パワー
肌に貼るシート
温熱パワー

●ホームページのご案内

下記の当社ホームページでは、決算や新製品のお知らせなど、さまざまな情報を提供しております。ぜひご覧下さい。

http://www.kao.co.jp

●株式に関するお問い合わせ先（名義書換代理人）

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中央三井信託銀行株式会社 証券代行事務センター
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0120-87-2031（自動応答）

http://www.chuomitsui.co.jp/person/p_06.html

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清潔で美しくすこやかな毎日をめざして
花王株式会社

この印刷物は、再生紙を使用しております。